Exhibit 99.1

November 9, 2025

BY EMAIL

Priority Technology Holdings, Inc.
2001 Westside Parkway, Suite 155
Alpharetta, GA 30004
Attention: Board of Directors

RE: Non-Binding Proposal

Dear Members of the Board of Directors:

I am currently the Chairman, Chief Executive Officer and largest individual shareholder of Priority Technology Holdings, Inc. (the “Company”). On behalf of myself and my affiliated entities that collectively own and control approximately 60% of the Company’s issued and outstanding shares (the “Investor Group”), I am pleased to submit the following preliminary, non-binding proposal (the “Proposal”) to acquire the 100% of the Company’s outstanding equity interests (the “Potential Transaction”).

We believe that the Proposal, as further detailed below, will deliver immediate, certain and compelling value to minority shareholders and will enable the Company to thrive as a private enterprise.

1.	Transaction Structure: We propose to acquire 100% of the Company’s outstanding equity interests. We look forward to an open discussion regarding structuring of the transaction in a mutually beneficial and satisfactory manner.

2.	Purchase Price: We propose to pay a purchase price in the range of $6.00 to $6.15 per share in cash. This price range represents a premium in the range of 23% to 26% the Company’s closing share price on November 7, 2025, and equates to a total equity value of approximately $510 to $520 million (“Purchase Price”). We believe this delivers a compelling valuation to shareholders today that fully reflects the future growth prospects of the Company. The consideration would be paid entirely in cash at closing. All existing options, RSUs and other equity and equity-like awards would accelerate upon the consummation of the Proposed Transaction and will be cashed out at the per share purchase price (net of exercise price in the case of options).

3.	Transaction Rationale and Vision for the Company: Since its founding, the Company has created a recurring revenue model that integrates best-in-class payments, banking and software solutions. The Company’s disciplined business model has established a strong track record of free cash flow through various economic cycles. Despite these facts, the public markets have consistently undervalued the Company’s progress and have been distracted by short-term volatility.

4.	Sources of Financing: The Potential Transaction would be funded through a combination of equity and new debt financing obtained by the buyer entity. We maintain strong relationships with a number of leading financial institutions, and we are highly confident in our ability to arrange equity and debt financing in a timely manner. Closing of the Potential Transaction would not be subject to any financing contingency.

1 | P a g e

5.	Required Approvals and Other Conditions: Our entry into a Potential Transaction is contingent on: (i) execution of a mutually acceptable definitive agreement with terms and conditions customary for transactions of this type and (ii) the establishment (and subsequent approval) of a to-be-formed special committee of the Company’s Board of Directors comprised of disinterested and independent directors (the “Special Committee”). We also expect that the Special Committee will have the authority to retain and seek advice from its own legal and financial advisors. Our obligation to consummate the Potential Transaction will be subject to customary closing conditions for transactions of this type, including the receipt of all required regulatory and governmental approvals.

6.	Timing: We would not anticipate any delays in consummating the Potential Transaction and expect to be prepared to close following the satisfaction or waiver of all closing conditions.

7.	Fees and Expenses. Each party will bear its own transaction-related expenses, including, without limitation, investment banking, legal, tax and accounting expenses.

8.	Advisors: We have engaged McDermott Will & Schulte LLP as legal advisor to assist with the transaction. Ben Kozinn (bkozinn@mwe.com) and Eric Orsic (eorsic@mwe.com) are standing ready to discuss next steps.

9.	Other Information: We understand and appreciate that time is essential in any discussion or transaction, and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly.

This non-binding Proposal is intended to serve as an outline of the basic terms of a Potential Transaction and provide a basis for further discussion and is not a summary of all matters that would be contained in definitive documentation. This Proposal does not constitute a legally binding commitment or agreement to consummate the Potential Transaction and does not create any obligation or liability binding on any party.

Given the size of the Investor Group’s current shareholdings of the Company, we will be filing an amended Schedule 13D prior to the market open on Monday, November 10, 2025 that will include a copy of this letter.

In closing, we are excited to engage constructively with the Special Committee and its advisors to deliver a transaction that maximizes value for all shareholders and positions the Company for its next chapter of growth.

Please contact me to discuss next steps.

Sincerely,

/s/ Thomas Priore
Thomas Priore
Chief Executive Officer

2 | P a g e